EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Wholly Owned Subsidiary of Bank of America, N.A.)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2010	Year Ended
($ in thousands)		Dec. 31, 2009	Dec. 26, 2008	Dec. 28, 2007	Dec. 31,
					2006	2005
I. Earnings:
Net income	$3,589	$13,887	$15,881	$19,410	$18,456	$16,176
Fixed charges excluding preferred stock dividends	—	—	—	—	—	—

Earnings before fixed charges	$3,589	$13,887	$15,881	$19,410	$18,456	$16,176

II. Fixed charges:
Preferred stock dividends	$2,531	$10,181	$10,125	$13,540	$14,252	$14,252

III. Ratios of earnings to fixed charges	1.42x	1.36x	1.57x	1.43x	1.30x	1.13x